Exhibit 2.3

[On Letterhead of JPMorgan Asset Management (UK) Limited]

September 13, 2013

Denison Mines Corp.
Suite 2000
885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention:	Ron Hochstein
President and Chief Executive Officer

Ref: Undertaking to Tender to Offer

Gentlemen:

We understand that Denison Mines Corp. (“you” or “Denison”), either directly or through a subsidiary, intends to make an offer (the “Offer”) to all of the shareholders of Rockgate Capital Corp. (“Rockgate”) to purchase all of the issued and outstanding common shares of Rockgate.  The consideration under the Offer will be 0.192 common shares of Denison for every one common share of Rockgate - (ratio of 0.192 is preliminary at time of writing and subject to final terms).

Subject to our rights set out below to terminate our commitment, we will support the Offer and will not conduct ourselves in a manner that is inconsistent with the completion of the Offer.  We will tender and deposit under the Offer all of the common shares of Rockgate that as of the date of this letter are beneficially owned by us or over which we exercise control and direction (the subject shares).

Accordingly, we also agree that we will:

(i)	not sell, option, transfer or otherwise encumber any of the Subject Shares or any interest therein;

(ii)	not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Offer;

(iii)

other than as you and we have agreed or may agree in writing, not grant or agree to grant any proxy or other right to vote Subject Shares or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approvals of any kind as to the Subject Shares;

(iv)	not do indirectly anything that we have agreed not to do directly in this letter; and

(v)

deposit all of the Subject Shares, together with a duly completed and executed letter of transmittal and any other necessary documents or instruments to effect the valid tender of the Subject Shares to the Offer, with the depositary appointed for the purposes of the Offer.

Notwithstanding any other provision of this letter, our obligations hereunder shall automatically terminate:

(a)	if the Offer is not announced prior to October 1, 2013;

(b)	if the Offer is amended to reduce the amount of the consideration payable thereunder;

(c)	if the Offer is withdrawn or terminated for any reason; or

(d)	if an acquisition proposal from a new third party (i.e. other than Mega Uranium or Rockgate): with more favourable terms.

The terms of this letter and our obligations hereunder may only be amended or modified by written agreement by us. The terms of this letter may be enforced and relied upon only by you and us and the operation of the Contracts (Rights of Third Parties) Act 1999  does not apply.

The terms of this letter and any non-contractual obligations arising out of or in connection with it will be governed by an construed in accordance with English law.  The English courts will have exlcusive jurisdiction to settle any dispute or claims which may arise out of or in connection with this letter (including a dispute regarding the existence, validity or termination of this letter or any non-contractual obligation arising out of or in connection with this letter) for which purpose you agree to submit to such jurisdiction.

Number of Rockgatge shares we beneficially own or over which we exercise control and direction as of the date hereof: 8,584,400.

Yours faithfully

For and on behalf of

(signed) [Illegible]
Authorized Signatory